June 21, 2019

Steve Helm
Chief Executive Officer
BRIGHTLANE CORP.
1600 West Loop South
Suite 600
Houston, TX 77056

       Re: BRIGHTLANE CORP.
           Form PRER 14C
           Filed June 17, 2019
           File No. 000-54027

Dear Mr. Helm:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities